December 14, 2012

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated November 16, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 — Notes to Consolidated Financial Statements

Note 3 — Significant Accounting Policies, page 9

(d) Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

1.                                      We note from your response to our prior comment 1 that you have included inferred mineral resources in your depreciable base for determining depletion, depreciation and amortization.  Given the uncertainty inherent in inferred mineral resources, please tell us i) how you have obtained sufficient confidence it is probable that future economic benefits will flow from the capitalized costs allocated to inferred resources (paragraph 4.40 of IFRS Framework) and ii) how you have obtained a high degree of confidence that the resource can be extracted economically to yield future economic benefits.

Response:

The Company’s mineral reserves and mineral resources are estimated and defined in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), which makes reference to the definitions for mineral reserves and mineral resources established by the Canadian Institute of Mining (“CIM”).  The CIM classifies mineral resources into measured, indicated and inferred mineral resources, and mineral reserves into proven and probable mineral reserves.

According to CIM, the category to which a mineral resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data and information.  Listed below are some of the definitions that are relevant to the discussion in this response as defined in CIM:

•                  “A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

•                  “An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

•                  “An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

•                  “A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

•                  “A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

The Company undertakes an annual review of mineral reserves and mineral resources for each of its mines based on data obtained from drill holes, channel samples from underground development or sawn channel samples for surface outcrops where the mineralization continues to surface.  The process complies with NI 43-101 and follows an internal protocol last updated on August 31, 2009, which utilizes personnel from each of the Exploration, Technical Services and Operation departments of the Company.

Geologic, grade shell and domain modeling based on the Company’s mining and exploration data is completed using 3D mining software. Gold and/or gold equivalent (“Aueq”) grade shells are constructed in the modeling process to represent the mineralization that is potentially exploitable by mining methods and, as such, the reported mineral resources originate from within these grade shells. To improve the quality of the grade shells, they are mapped to the drill hole intercepts in the Company’s data set that meet or exceed the Company’s cutoff grade.  Cutoff grade is an estimate of the minimum grade that would be economic for a given commodity price, mining extraction method and cost.

Drill intercepts that are below the cutoff grade are excluded from the grade shell. For modeling purposes, the grade shell is extended from each drill hole intercept that meets or exceeds the cutoff grade half the distance to the next drill hole or approximately 30 to 40 meters, depending on project location.  It is important to note that the construction of the grade shells excludes any part of the mineralization below the cutoff grade.

The grade estimates use assay composites that are generated from the Company’s data and are coded to represent assay data contained within the grade shell.  Depending on the complexity of the mineralized zones, additional codes can be added to the composite database to further refine the grade estimation into the block model. Estimation parameters are established using the assay composites and this determines the trends and the continuity of the metal grades that are estimated into the model blocks.

Grade estimates are typically completed using ordinary kriging or an inverse distance method (either to the second or third power). Once the grade estimation is completed, the block grades are validated to the assay composites visually and compared directly using drift analysis.

Mineral resource classification is based on block values established during the grade estimation. Block values for average grade estimation distance (the average distance of the selected composites to an estimated block centroid), the number of samples used in the estimate and the number of drill holes used in the estimate are loaded into a block model script calculation that then flags the model blocks as indicated or inferred mineral resources.  Measured mineral resources are not classified in a block model unless there has been mining that has confirmed the mineralization. Generally, indicated mineral resources are based on drill holes with a distance of 30 to 50 meters or less between them, with multiple samples and drill holes included in the block estimate.  Generally, inferred mineral resources are based on drill holes with a distance of more than 30 or 50 meters between them, with multiple samples and drill holes or are blocks that were estimated by a single sample or a single drill hole.  Classified mineral resources do not extend beyond the boundary of the grade shell.  All grade shell solids or pendants defined by one drill hole are classified as inferred mineral resources regardless of the resource calculation, i.e. part of these inferred mineral resources may meet the measured and indicated mineral resource criteria. Thus, it is important to note that inferred mineral resources have undergone the same rigor of resource estimation as measured and indicated mineral resources (“M&I”) and are differentiated only by having less drill density than M&I.  This approach provides the Company with higher degree of certainty and confidence regarding its ability to convert inferred mineral resources to M&I, for better precision in mine planning and reconciliation.

Since the inferred mineral resources differ from M&I solely because of data density, the Company has a very strong commitment to exploration at its mine sites and projects to convert inferred mineral resources to M&I with additional drilling.

To illustrate the effectiveness of the Company’s approach, as discussed above, in determining the mineable portion of mineral resources and converting them into mineral reserves, the changes in the Company’s reserves and resources of gold, which is the principal product of the Company, in the period 2009 to 2011, were as follows:

Summaries of Mineral Reserves and Mineral Resources (2009 — 2011)

	Gold Production (k oz)				Mineral Reserves at Year-end (Au k oz)				Mineral Reserve	Increase in
								Change	Change	Mineral Reserves
	2009	2010	2011	TOTAL	2009	2010	2011	(2011 vs 2009)	(Au k oz)	(as a % of 2009)
Gualcamayo	143	135	159	437	2,332	2,416	2,194	(138)	299	13%
Fazenda Brasiliero	76	70	55	201	185	176	359	174	375	203%
Jacobina	111	122	122	355	1,542	1,672	2,005	463	818	53%
Chapada	156	136	135	427	2,158	3,134	3,317	1,159	1,586	73%
Minera Florida	80	95	87	262	619	668	643	24	286	46%
El Peñón	216	257	306	779	1,930	2,003	2,202	272	1,051	54%

	Measured and Indicated Mineral Resources (k oz)
	(Remaining after reclassification to mineral reserves)					Inferred Mineral Resources (k oz)
				Change					Change
At year-end of	2009	2010	2011	(2011 vs. 2009)		2009	2010	2011	(2011 vs. 2009)
Gualcamayo	802	931	1,119	317	40%	615	115	626	11	2%
Fazenda Brasiliero	159	472	153	(6)	-4%	208	202	525	317	152%
Jacobina	1,433	1,663	2,391	958	67%	1,252	1,293	1,362	110	9%
Chapada	745	2,523	2,190	1,445	194%	661	404	1,182	521	79%
Minera Florida	367	372	529	162	44%	541	534	591	50	9%
El Peñón	998	758	447	(551)	-55%	1,040	1,161	1,107	67	6%

As illustrated in the foregoing tables, for the period 2009 to 2011, the Company replaced gold production and increased mineral reserves and mineral resources at the majority of the Company’s producing assets.  This reflects the Company’s experience of success in converting mineral resources, including inferred mineral resources, into mineral reserves.

Consistent with paragraph 4.40 of the IFRS Framework, the Company’s assessments of the degree of uncertainty attaching to the flow of future economic benefits are made on the basis of the evidence available when the financial statements are prepared.  The Company concludes that it is probable that future economic benefits will flow from the capitalized costs allocated to the portion of inferred mineral resources that is considered minable based on the work performed as noted in the above discussion.  The Company’s effort to increase the probability and obtain sufficient confidence that it will successfully convert mineral resources into mineral reserves are summarized below:

•                  To ensure that sufficient confidence is obtained, the determination of inferred mineral resources is based on geological evidence and subject to the same rigorous approach as in the determination of M&I mineral resources.  The main difference is that the drill density for inferred mineral resources is less than that for M&I mineral resources.  However, in completing its analysis for the portion of the inferred mineral resources to be included, management estimates which portion of inferred mineral resources are probable to be included over the life of the mine for the purposes of determining the depletable base.

•                  The Company’s experience and historical results in converting mineral resources into mineral reserves support the Company’s interpretation of geological evidence and the effectiveness of its approach in determining economically mineable mineral resources.  For the majority of the Company’s mines, the mineral reserves have increased each year even after taking into account the production during the year, which is supportive of the Company’s inferred resources being converted into mineral reserves over time.

•                  To reduce the uncertainty in mineral resource estimation:

•                  Classified mineral resources do not extend beyond the boundary of the grade shell.

•                  Below grade shell cutoff drill intercepts are excluded from the grade shell.

•                  All grade shell solids and pendants defined by one drill hole are classified as inferred mineral resources regardless of the mineral resource calculation.

As discussed in the response to comment 3, the process for incorporating the mineable mineral inferred resources is very similar to a Preliminary Economic Assessment as defined by NI 43-101.  A preliminary mine plan is completed for inferred mineral resources utilizing the costs structure of the current operation or feasibility study for new projects.  If the economic assessment shows economic viability, the area of inferred resource would be assumed to be convertible through infill drilling to mineral resources of a higher category that would then make it a mineral reserve.

The use of mineral reserves only to calculate depletion would not be management’s best estimate and would not be consistent with the environment in which the Company operates.  Given the rigorous process followed by the Company in assessing the mineable part of mineral resources, the inclusion of an appropriate amount of mineral resources, including inferred mineral resources, in the depletion calculation provides greater assurance that production costs are realized as a mine generated production from mineral resource ounces.

2.                                      We note in your response you have included a table showing the amount of reserves additions resulting from converting resources over the last two fiscal years.  Please provide us a detailed discussion of how this table relates to the conversion percentages presented on page 3 of your response.  For example, how does the 2011 addition of 261,000 ounces of resources from the Minera Florida mine correlate to the conversion factors of 57% measured and indicated and 43% inferred.  In addition, clarify what percentage of the additions relates to increasing level of geological knowledge and confidence (e.g. additional drilling) versus market factors (e.g. commodity prices, foreign exchange, etc).

Response:

The conversion percentages presented on page 3 of the Company’s response to comment 1a of the Company’s prior response letter are long term factors based on historical conversion ratios from mineral resources into mineral reserves experienced in the prior years. The Company spends significant time and financial resources at all of its operations and sites in upgrading inferred resources to M&I through additional drilling and underground development work.

It is noted that in order to provide a balanced response to this question, the Company expands the time horizon of the following discussion to the period between 2009 to 2011 to reflect the typical cycle of mineral resource conversion and to minimize any noise due to short-term aberrations.

Inferred mineral resources are reported at the same cutoff grade as M&I with a reasonable expectation of economic exploitation.  The inferred mineral resources used in the depreciable base are located near current mineral reserves with metallurgical recovery certainty, geological continuity and similar features to the current mineral reserves, but with lower density of drilling.  It is generally this lower density of drilling that precludes inferred mineral resources from becoming mineral resources of a higher category and additional drilling generally “converts” these ounces to the M&I category.

At Minera Florida during the last 3 years, M&I have converted to mineral reserves at an average rate of 58% (compared to the long-term conversion factor of 57%) and inferred mineral resources at a rate of 35% (compared to the long-term conversion factor of 43%).  It is assumed that all mineable ounces, i.e. mineral reserves at period-end, were sourced from the M&I in mineral reserves and therefore, any increase to the M&I in mineral reserves since the start of 2009 and the replacement of all of the ounces mined were sourced from the inferred mineral resource base.  Since 2009, Minera Florida has produced 273,376 ounces of gold and the M&I in mineral reserves have decreased 55,000 ounces for a net replacement of M&I in mineral reserves of

206,518 ounces or 35% based on a total inferred mineral resource of 591,000 ounces at the end of 2011.  During that time, the cutoff grade for mineral reserves has been fairly constant at 2.5 g/t gold-equivalent in 2009 and 2010, which was increased to 3.0 g/t gold-equivalent in 2011, meaning that approximately 75% of the increase has come from exploration success and approximately 25% from changes in commodity prices or exchange rates.

Year	Category	KTonnes	Au(g/t)	Ag(g/t)	Au (Kozs)	Ag (Kozs)	M&I Conversion
2009	M&I Total	5,033	6.38	42.82	1,031	6,930	58%
	M&I in Reserve	1,634	7.11	53.38	602	4,521
	Inferred	2,746	6.12	55.11	541	4,865
2010	M&I Total	4,979	6.28	39.6	1,006	6,338	67%
	M&I in Reserve	3,170	6.57	49.69	669	4,759
	Inferred	2,980	5.58	55.63	534	5,329
2011	M&I Total	5,309	3.98	23	1,076	6,270	51%
	M&I in Reserve	2,516	6.76	43.37	547	3,508
	Inferred	3,457	5.32	44	591	4,884
2009-2011	Three-year Average						58%

PRODUCTION	Au (ozs)
2009	80,019
2010	94,585
2011	86,914
TOTAL	261,518
Change M&I in Reserve	(55,000)
Addition from Inferred	206,518
Conversion of Inferred	206,518/591,000	35%

In the table above, the M&I Total includes all M&I mineral resources identified whereas the M&I in Reserve are those that were converted into mineral reserves.  In 2011 there were 547,000 gold ounces of M&I that were classified as mineral reserves.  This number is lower than the actual mineral reserve as it does not include the dilution and waste that is included in the final mineral reserves of 643,000 ounces.  The total mineral reserves of 842,000 ounces of gold at the end of 2011 also included 198,000 ounces from the tailings reclamation project.  Since these ounces were not included in mineral resources in either 2009 or 2010, they are not included in the analysis above.

3.                                      Please provide us with a detailed discussion of how you develop your “Life of Mine” plan.  Your discussion should address the key factors you consider in converting M&I resources into proven and probable reserves and the price utilized in assessing the economic feasibility when developing the plan.  Also clarify if a company standard Life of Mine plan process is used for all your mines.

Response:

The Company’s Life of Mine (“LOM”) planning process is an annual process consistently followed by all of the Company’s operations and projects (“sites”).

LOM planning takes into account metal price projections based on the Company’s long-term economic and market forecast.  Metal price assumptions are reviewed and approved by the senior management team of the Company.

LOM planning consists of the following key elements: resource modeling, mine production planning and plant production planning.

Resource models are developed by the geology engineers of the exploration department of the Company, which is managed by the Company’s Senior Vice-President of Exploration.  The Company uses NI 43-101 as its standard mineral reserves and mineral resources determination protocol to provide guidance in the calculation of mineral reserves and mineral resources.  Results of the mineral reserve and mineral resource estimates are subject to the review and validation by a qualified person, as defined in accordance with the requirements of NI 43-101, who may be a Company employee or third party professional consultant. In classifying the economically minable part of a measured and indicated mineral resource as a mineral reserve, the Company takes into account of all the relevant processing, metallurgical, economic, metal prices, marketing, legal, environment, social-economic and government factors.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A LOM plan is completed by each operation or project under the direct supervision of the Technical Services and Operations Department of the Company and utilizes only proven and probable mineral reserves.  Each site determines the correct mining method for exploitation of the current mineral reserves and designs the mine based on economic criteria and assumptions supplied by senior management, such as metal prices, foreign exchange rates and costs such as energy, labor, fuel, consumables, administration based on current contracts or operating experience.  The LOM plan forms the basis for production and cash costs estimates.

After completion of the LOM plan, a Strategic Life of Mine (“SLOM”) plan is created.  The SLOM plan is based on the LOM plan for each site but it adds additional mineral resources to the mineral reserves base.  The Company takes into account the long-term prices for gold, which are based on investment analysts’ expectations and the Company’s economic forecast, the expected additional conversion costs and general economic conditions.

SLOM planning is a multidisciplinary process that utilizes personnel from the Exploration, Technical Services and Operations Departments of the Company to complete.  In addition to work completed on the LOM plan, the SLOM plan incorporates the inferred resources.  The process for incorporating the inferred ounces is very similar to a Preliminary Economic Assessment as defined by NI-43-101.  A preliminary mine plan is completed for inferred mineral resources utilizing the cost structure of the current operation or feasibility study for new projects.  If the economic assessment shows economic viability, the area of inferred resource can be assumed to be convertible through infill drilling to mineral resources of a higher category that would then make it a mineral reserve.  In the case of the SLOM plan, the historic conversions for inferred resources are applied to these areas.  In all instances inferred mineral resources that can be converted are those that can be exploited by the same mining and processing facilities currently in place or in development and as such share common metallurgy, mineralogy, grade and morphology as those current being exploited.  The areas of inferred mineral resources that the Company seeks to convert are drilled further during the year to convert them to higher category resources for conversion to reserves.

The mineral reserves and mineral resources are considered when sequencing the mining operations and production in the individual sites’ mine production plans, which include other modeling adjustments, such as mine call factor, and other strategic initiatives, such as opening galleries for underground exploration drilling.  The proposed mine production plan is then verified for consistency with corporate targets and consideration of any other operational constraints.  Fine-tuning adjustments may be necessary as a result.

The mine production plan is followed by the development of a plant production plan for each site.  The plant production plan takes into account engineering and operational factors, such as metallurgical recovery rates.  Operational costs are determined by the long-term planning process by taking into consideration the operational settings (underground or open-pit operations) of the site.  Annual mine and plant capacities are determined based on engineering data, such as plant throughput, equipment productivity, and consideration of past performance indicators to ensure the site’s constraints are addressed.

4.                                      In order for us to better understand the impact of including resources in your depreciable base, please approximate the impact that i) measured and indicated resources and ii) inferred resources has had on the amount of depletion, depreciation and amortization recognized in the last two fiscal years.

Response:

The Company combined the converted reserves from measured and indicated and inferred mineral resources (“MI&I”) in accordance with the conversion factors presented in the Company’s response to comment 1a in its prior response letter to form the depreciable base. There was no distinction made between measured, indicated and inferred mineral resources except for the use of different conversion factors to convert the different types of mineral resources.

Had the Company used only proven and probable mineral reserves and excluded the converted MI&I from the depreciable base, depletion, depreciation and amortization (“DD&A”) expenses would have increased $13 million in 2011, representing a decrease in earnings of $0.012 per share basic, and $5 million in 2010, representing a decrease in earnings of $0.004 per share basic.

As illustrated in the table below, the impact of these increases is not material as the Company deducts the mineral resource component from the denominator of the equation, the capitalized costs related to the mineral resource component must also be removed from the depreciable base amount.

	2011	2010
Increase in DD&A expense - in million	$13	$5
Increase as a % of total DD&A	3.7%	1.5%
Impact as a % on net earnings (after tax)	-1.6%	-0.7%
Impact on EPS	$(0.0119)	$(0.0041)

5.                                      We note in your response that more than 60% of the mineral resources identified as economically convertible to mineral reserves are located near the existing operating mines.  Please tell us what you consider to be “near” the existing mine.  Please also tell us where the almost 40% remaining mineral resources are located in relation to the mine.

Response:

“Near-mine” resources represent that portion of the mineral resources expected to be converted into mineral reserves located within an “economic” distance from the mill plant, which means the development of these near-mine resources do not require significant investments in additional infrastructure.  In determining near-mine resources, consideration is also given to the mine’s expected long term cost structure and precious metal prices.

As indicated in the Company’s response to the comment letter dated September 10, 2012, more than 60% of the mineral resources identified as economically convertible to mineral reserves are located near the exiting operating mines. Distributions of the Company’s near-mine resources by individual mine and those located outside of near-mine are listed below:

•                  At Fazenda Brasileiro, more than 80% of the existing mineral resources are considered near-mine within 3.0 kilometres from the plant.  The remaining mineral resources are located outside of 12 kilometres from the plant.

•                  At Jacobina, 68% of the mineral resources, which are considered near-mine, are located within the mine site.  The remaining mineral resources are outside of the mine site but located within 60 kilometres from the mine site.

•                  At Chapada, approximately 80% of the mineral resources are near-mine within a 5-kilometre radius from the mine site.  The remaining mineral resources are located about 8 kilometres from the plant.

•                  At Gualcamayo, 100% of the mineral resources identified are near-mine and are located underneath the exiting open-pit mineral reserves and in the immediate extension of the underground mine development.

•                  At Minera Florida, 100% of the mineral resources are near-mine and are located in the extension of mineralized structures surrounding mining infrastructure such as transport tunnels, ramps or shafts. Infill drilling is required to convert part of these near-mine mineral resources into mineral reserves.

•                  At El Peñón, approximately 80% of the mineral resources are near-mine and are related to the targets within 12 kilometres from the plant, such as Bloque Norte, Media and Fortuna. The target Pampa Augusta Victoria, which is approximately 36 kilometres from the plant, is considered outside of the near-mine targets.

The mineral resources identified as “near-mine” are included in the assessment of mineral resources to be considered for inclusion in the depletable base.  The remaining mineral resources not considered “near-mine” are located on the mining concessions but have not been subject to economic assessment indicating that the mineral resources can be economically treated at the existing mine processing facilities; these mineral resources are excluded from the assessment for inclusion in the depletable base.

iii. Assets Under Construction, page 11

6.                                      We note from your response to our prior comment 2 that you consider the sustainability of cash flows in assessing whether a mine has reached commercial production, but that you do not consider cash flow to be equivalent to profitability.  Please provide us with a detailed discussion of how your consideration of cash flow sustainability represents a focus on the asset properly functioning in the location and condition necessary to operate in the manner intended.  Please refer to paragraphs 17(e), 20 and 21 of IAS 16.  Please modify your policy, or explain why you believe cash flow considerations are consistent with the IAS 16 focus on location, condition and functionality.

Response:

To clarify the Company’s position, the Company confirms that positive and sustainable cash flows and profitability are not considered as factors in its determination of when commercial production of “assets under construction” commences.  The Company observes positive and sustainable cash flows merely as a result of the key factors indicating that the asset or asset group is in the location and condition necessary for it to be capable of operating in a manner intended by management.  The Company will ensure its accounting policy is clear in future filings in this regard as follows:

iii.  Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving commercial production.  Commercial production is a convention for determining the point in time at which a mine and plant has completed the commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs.  The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•                 A significant portion of planned capacity, production levels, grades and recovery rates are achieved at a sustainable level

•                 Achievement of mechanical completion and operating effectiveness

•                 Significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations

•                 ~~Positive and sustainable cash flows~~

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized.  Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

Once the mining project has been established as commercially feasible, expenditure other than that on land, buildings, plant and equipment is transferred to depletable producing properties together with any amounts transferred from exploration and evaluation assets.

By clarifying the accounting policy and removing “positive and sustainable cash flows”, there would have been no impact on when the Company’s Chapada, Gualcamayo and Mercedes Mines were determined to have commenced commercial production in 2007, 2009 and 2012, respectively.

For a mine to be considered “available for use”, the group of assets of the mine must be individually and collectively functioning in the location and condition necessary to operate in the manner intended by management.  While the performance of individual assets of a mine is important, the collective performance of the group of assets at a mine under construction is equally, if not more, important because of their interdependencies and lack of ready replacements for individual assets in remote locations.

In testing the assets, management conducts its assessment of available for use on the basis of the Company’s framework to identify operational commissioning and the parameters for commercial production. The collective performance of the assets is assessed qualitatively and quantitatively on a number of factors, such as:

•                  A significant portion of planned capacity, production levels grades and recovery rates are achieved at a sustainable level.

•                  Achievement of mechanical completion and operational effectiveness.

•                  Significant milestones such as obtaining necessary permits and production inputs to allow continuous and sustainable operations.

In making such assessment for the Company’s Chapada, Gualcamayo and Mercedes Mines during these mines’ respective commissioning periods, as performance of these factors reached the acceptable levels, these were the primary indications of the proper functioning of the mine assets in a manner intended by management, and cash flows also appeared to become sustainable.

The above observation can be explained by the fact that the group of assets were developed or acquired with the intent to support a business undertaking, i.e. mining operations, inevitably, the evaluation of these factors with respect to the proper functioning of the mine assets tends to intertwine with certain cost considerations or outcomes.

7.                                      Please tell us whether your historical determinations of commercial production would have been different had you not considered the cash flow sustainability of your mines.  For example, you cite that the commercial production determination for Mercedes considered whether cash costs per gold equivalent ounce were stabilized at initial design levels.  Also clarify for us how your assessment of commercial production differed had all other factors you considered been satisfied, but the mine continued to operate at higher-than-expected costs.

Response:

The Company’s newest mine, Mercedes in Mexico, was determined to have achieved commercial production on February 1, 2012, on the basis of the following fact pattern:

•                  The monthly gold production over the ramp-up period extending to March 2012 was expected to be at least 77% of design.

•                  In January 2012, ore mined and plant feed reached 77% of design in terms of ore tonnage and 59% in terms of mined gold equivalent ounces, and were expected to remain near 78% of design for ore and 73% for gold equivalent ounces in the first quarter of 2012.  Actual ore mined was 75%, plant feed 97% and production of gold equivalent ounces 80% of design capacity in the first quarter of 2012.

•                  Ore grade ranged from 32% to 35% over design, although it was expected to fall to 90% of the feasibility study grade during the remainder of the first quarter of 2012.

•                  The average recovery rate was 97% of planned recovery; the average recovery rate for the ramp-up period was expected to be 94% of the design recovery rate.

•                  Refining, insurance and transport agreements were in place. Site refinery/furnace was fully operational.

•                  All necessary permits to continue production had been obtained.

Had all the commercial production assessment factors been satisfied but the mine continued to operate at higher-than-expected costs, the Company’s assessment of commercial production would not have been different.  The Company would have considered that such “higher-than-expected costs” would have been caused by factors outside of those considered in the commercial production decision, for example, higher prices of consumables, increased labour rates, high unit-cost resulting from low capacity utilization, etc. and would not have had an impact on the Company’s decision relating to the commercial production of the mine.  It is the Company’s policy that once the operating commercial production criteria are satisfied, the mine assets, individually and collectively, would be considered capable of operating in the manner intended by management.

As noted in the response to comment 6, the removal of “positive and sustainable cash flows” from the factors of commercial production assessment would not have affected the outcomes of the decision-making process with respect to the timing of commencement of commercial production at the Mercedes Mine.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:           James Giugliano

Angela Halac

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP